UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GENERAL MOTORS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	27-0756180
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Renaissance Center, Detroit, Michigan	48265-3000
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Warrants (expiring July 10, 2016)

(Title of class)

Warrants (expiring July 10, 2019)

(Title of class)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereunder are warrants to acquire 136,363,635 shares of our common stock, par value $0.01 per share, exercisable at any time prior to July 10, 2016, with an exercise price of $10.00 per share (the 2016 Warrants) and warrants to acquire 136,363,635 shares of our common stock, exercisable at any time prior to July 10, 2019, with an exercise price of $18.33 per share (the 2019 Warrants, and together with the 2016 Warrants, the Warrants). Each of the classes of Warrants is subject to the terms of a respective Amended and Restated Warrant Agreement dated as of October 16, 2009 between us and U.S. Bank National Association, as Warrant Agent (together, the Warrant Agreements). Aside from the exercise price and expiration date, the terms of the Warrant Agreements are identical.

All applicable share, per share and related information in this registration statement has been adjusted retroactively for the three-for-one stock split on shares of our common stock effected on November 1, 2010.

The following is a brief description of the terms of the Warrants. This description is subject to, and qualified in its entirety by reference to the Warrant Agreements and the forms of warrant certificates attached thereto, included as Exhibits 4.1 and 4.2 to this registration statement.

Common Stock Subject to the Warrants

Each Warrant represents the right to purchase one share of our common stock, par value $0.01. The number of Warrants is subject to the adjustments described below under the heading “— Adjustments to the Warrants.”

Exchange Listings

We have applied to list the 2016 Warrants and the 2019 Warrants on the New York Stock Exchange under the symbols “GM.WS.A” and “GM.WS.B”, respectively. The common stock underlying the Warrants is listed on the New York Stock Exchange and the Toronto Stock Exchange.

Exercise of the Warrants

Exercise Price

The exercise price applicable to the 2016 Warrants is $10.00 per share of our common stock for which the Warrant may be exercised, and the exercise price applicable to the 2019 Warrants is $18.33 per share of our common stock for which the Warrant may be exercised. The exercise price applicable to the Warrants is subject to adjustment described below under the heading “— Adjustments to the Warrants.”

Expiration Date

The 2016 Warrants have an expiration date of July 10, 2016, and the 2019 Warrants have an expiration date of July 10, 2019.

Procedures for Exercise

All or any portion of the Warrants may be exercised at any time prior to 5:00 p.m., New York City time, on the Expiration Date (i) in the case of a certificated Warrant, by the surrender to the warrant agent of the Warrant and a completed notice of exercise attached to the warrant certificate; or (ii) in the case of a global warrant, in accordance with the procedures established by the Depository Trust Company (DTC) for the exercise of the Warrants.

Full physical settlement will apply to the exercise of each of the Warrants unless the holder of such Warrant elects for net share settlement.

Full Physical Settlement

In the case of full physical settlement, the holder of the Warrant will pay the exercise price by federal wire or other immediately available funds payable to us to the account maintained by the warrant agent. Following receipt of the exercise price, we will issue the holder of the Warrant one share of our common stock in respect of each

Warrant exercised, together with cash in respect of any factional Warrant exercised, as described below under the heading “— Fractional Shares”.

Net Share Settlement

In the case of net share settlement, the exercise price will be paid by the withholding by us of a number of shares of our common stock issuable upon exercise of the Warrants. For each Warrant exercised, the holder of such Warrant will receive a number of shares of common stock equal to (i) the net share settlement price (as defined below) as of the exercise date, minus the exercise price, divided by (ii) the net share settlement price, together with cash in respect to any fractional share.

“Net share settlement price” means the volume weighted average price per share of our common stock for the 20 trading days prior to the date of determination of the net share settlement price for the regular trading session as reported on the New York Stock Exchange, as published by Bloomberg at 4:15 p.m., New York City time, on such trading day, or if such volume weighted average price is unavailable or in manifest error, the market value of one share of our common stock during such 20 trading day period determined using a volume weighted average price method by an independent nationally recognized investment bank or other qualified financial institution reasonably acceptable to the warrant agent. If our common stock is not traded on the New York Stock Exchange, different procedures for calculating the net share settlement price will apply and are set forth in the Warrant Agreements. If during a period applicable for calculating net share settlement price a transaction or event occurs that requires an adjustment as described below under the heading “— Adjustments to the Warrants,” the net share settlement price shall be calculated for such period in a manner we determine to appropriately reflect the impact of such transaction on the price of our common stock during such period.

Delivery of Common Stock

In connection with any exercise of Warrants, any shares of our common stock will be delivered by us or our transfer agent either (i) via book-entry transfer crediting the account of such warrantholder, or any other account such warrantholder may designate, through any participant of DTC; or (ii) if our common stock is not in book-entry form at the DTC, by delivery to the warrantholder of a certificate or certificates for the full number of shares of common stock to which such warrantholder is entitled, registered in the name or names designated by the exercising warrantholder.

Fractional Shares

We will not issue fractional shares upon the exercise of the Warrants. Instead, the exercising warrantholder will be entitled to a cash payment in lieu of such fractional shares valued at the net share settlement price on the exercise date.

Transfer Taxes

We will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable upon the issuance of common stock upon the exercise of the Warrants; provided, however, that we are not required to pay any taxes with respect to any transfer involved in the issuance and delivery of any such stock certificate, any warrant certificates or other securities in a name other than that of the registered holder.

Rights as a Stockholder

The holders of the Warrants will have no rights or privileges of holders of the common stock, including any voting rights and rights to dividend payments, until (and then only to the extent) the Warrants have been exercised.

Adjustments to the Warrants

Adjustments to the Exercise Price

The exercise price for the Warrants is subject to the following adjustments:

•

If we issue common stock as a dividend or distribution to all holders of our common stock, or subdivide or combine our common stock, then the exercise price will be adjusted based on the following formula:

EP1 = EP0 x (OS0 / OS1)

where:

EP0 = the exercise price in effect at the close of business on the record date;

EP1 = the exercise price in effect immediately after the record date;

OS0 = the number of shares of common stock outstanding at the close of business on the record date prior to giving effect to such event; and

OS1 = the number of shares of common stock that would be outstanding immediately after, and solely as a result of, such event.

•

If we issue to all holders of our common stock certain rights or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights or warrants to purchase shares of common stock (or securities convertible into our common stock) at less than the Current Market Price (as defined below) of the common stock as of the record date, then the exercise price will be adjusted based on the following formula:

EP1 = EP0 x ((OS0 + Y) / (OS0 + X))

where:

EP0 = the exercise price in effect at the close of business on the record date;

EP1 = the exercise price in effect immediately after the record date;

OS0 = the number of shares of common stock outstanding at the close of business on the record date prior to giving effect to such event;

X = the total number of shares of common stock issuable pursuant to such rights, warrants or convertible securities; and

Y = the aggregate price payable to exercise such rights divided by the Current Market Price (as defined below)

However, the exercise price will be readjusted to the extent that any such rights, warrants or convertible securities are not exercised prior to their expiration.

“Current Market Price” means, in connection with a dividend, issuance or distribution, the volume weighted average price per share of our common stock for the twenty (20) trading days ending on, but excluding, the earlier of the date in question and the trading day immediately preceding the “ex-date” for such dividend, issuance or distribution.

•

If we make a dividend or other distribution to all holders of our common stock of shares of (i) our capital stock (other than our common stock), (ii) evidences of our indebtedness, (iii) rights or warrants to purchase our securities or assets, or (iv) property or cash (excluding ordinary cash dividends and excluding any dividend, distribution or issuance covered by the two bullets above), then the exercise price will be adjusted based on the following formula:

EP1 = EP0 x ((SP0 – FMV) / SP0)

where:

EP0 = the exercise price in effect at the close of business on the record date;

EP1 = the exercise price in effect immediately after the record date;

SP0 = the Current Market Price (as defined above) as of the record date; and

FMV = the fair market value (as determined in good faith by our Board of Directors), on the record date for such dividend or distribution, expressed as an amount per share of outstanding common stock.

In the event of a reduction of the exercise price of the warrants (VEBA Warrants) issued to the UAW Retiree Medical Benefits Trust (New VEBA) under the amended and restated warrant agreement dated as of October 16, 2009 between us and U.S. Bank National Association, as Warrant Agent pursuant to which the New VEBA was the initial warrantholder (other than certain anti-dilution adjustments ) below 125% of the exercise price of the Warrants (as adjusted to such date), such reduction shall be treated as a distribution of property where the FMV (as defined above) of such property for purposes of this adjustment shall be equal to the absolute value of the difference between (i) the Black Scholes Warrant Value (as defined below) of the outstanding VEBA Warrants with an exercise price equal to 125% of the exercise price of the Warrants as adjusted to such date; and (ii) the Black Scholes Warrant Value of the outstanding VEBA Warrants immediately following such reduction in their exercise price, expressed as an amount per share of outstanding common stock.

Such decrease shall become effective immediately after the close of business on the record date for such dividend or distribution. In the event that such dividend or distribution is declared or announced but not so paid or made, the exercise price shall again be adjusted to be the exercise price which would then be in effect if such distribution had not been declared or announced.

However, if the transaction that gives rise to an adjustment pursuant to this bullet is one pursuant to which the payment of a dividend or other distribution on our common stock consists of shares of capital stock of, or similar equity interests in, a subsidiary or other business unit (i.e., a spin-off) that are, or, when issued, will be, traded on the New York Stock Exchange or any other national or regional securities exchange or market, then the exercise price will instead be adjusted based on the following formula:

EP1 = EP0 x (MP0 / (MP0 + FMV0))

where:

EP0 = the exercise price in effect at the close of business on the record date;

EP1 = the exercise price in effect immediately after the record date;

FMV0 = the average of the closing sale prices of the capital stock or similar equity interests distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive trading days commencing on, and including, the third trading day after the “ex-date” for such dividend and distribution; and

MP0 = the average of the closing sale prices of our common stock over the 10 consecutive trading days commencing on, and including, the third trading day after the “ex-date” for such dividend or distribution.

Such decrease shall become effective immediately after the ex-date for such dividend or distribution. In the event that such dividend or distribution is declared or announced but not so paid or made, the exercise price shall again be adjusted to be the exercise price which would then be in effect if such distribution had not been declared or announced.

“Black Scholes Warrant Value” as of any date, shall mean the value of a Warrant to purchase one share of our common stock (as determined in good faith by our Board of Directors based upon the advice of an independent investment bank of national standing selected by our Board of Directors and reasonably acceptable to the Warrant Agent) and shall be determined by customary investment banking practices using the Black Scholes model. For purposes of calculating such amount, (1) the term of the Warrants will be the period from the date of determination until the expiration date, (2) the price of each share of our common stock will be the Current Market Price as of the date of determination, (3) the assumed volatility will be determined by such independent investment banking firm as of the date of determination, (4) the assumed risk-free rate will equal the yield on the U.S. Treasury security with a maturity closest to the expiration date, as the yield on that security exists as of the date of determination and (5) any other assumptions shall be made by the Board of Directors in good faith based upon the advice of such independent investment bank at the time of determination.

Adjustments to the Number of Warrants

Concurrently with any adjustment to the exercise price above, the number of Warrants will be adjusted such that the number of Warrants in effect immediately following the effectiveness of such adjustment will be equal to the number of Warrants in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the exercise price in effect immediately prior to such adjustment and (ii) the denominator of which is the exercise price in effect immediately following such adjustment.

Restrictions on Adjustments

Except in accordance with the anti-dilution adjustments described above under the heading “—Adjustments to the Exercise Price”, the exercise price and the number of Warrants will not be adjusted for the issuance of any shares of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing. In addition, neither the exercise price nor the number of Warrants will be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	for a change in the par value of our common stock;

•	to the extent that the adjustment would reduce the exercise price below the par value per share of our common stock; and

•

if we make provisions for holders of Warrants to participate in any transaction described above under the heading “—Adjustments to the Exercise Price” without exercising their Warrants on the same basis as holders of our common stock and with notice that the Board of Directors determines in good faith to be fair and appropriate.

No adjustment shall be made to the exercise price, nor will any corresponding adjustment be made to the number of Warrants, unless the adjustment would result in a change of at least 1% of the exercise price; provided that any adjustments that are less than 1% of the exercise price shall be carried forward and such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% of the exercise price, shall be made (i) annually, on July 10 of each year, (ii) immediately prior to the time of any exercise, and (iii) five business days prior to the expiration date, unless, in each case, such adjustment has already been made.

If we take a record of the holders of Common Stock for the purpose of entitling them to receive a dividend or other distribution, and thereafter (and before the dividend or distribution has been paid or delivered to stockholders) legally abandon our plan to pay or deliver such dividend or distribution, then thereafter no adjustment to the exercise price or the number of Warrants then in effect shall be required by reason of the taking of such record.

Deferral of Adjustments

In any case in which the Warrant Agreements provide that an adjustment shall become effective immediately after (a) a record date for an event or (b) the effective date (in the case of a subdivision or combination of our common stock), we may elect to defer, until the later of the date the adjustment to the exercise price and number of Warrants can be definitively determined and the occurrence of the applicable Adjustment Event, (i) issuing to the holder of any Warrant exercised after such Determination Date and before the occurrence of such Adjustment Event, the additional shares of our common stock or other securities or assets issuable upon such exercise by reason of the adjustment required by such Adjustment Event over and above the common stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to such holder any amount in cash in lieu of any fractional share of our common stock or fractional Warrant.

Certain Distributions of Rights and Warrants; Shareholder Rights Plan

Rights or warrants distributed by us to all holders of our common stock, including under any shareholder rights plan (i.e., a poison pill), entitling the holders of our common stock to subscribe for or purchase shares of our capital stock, which rights or warrants, until the occurrence of a trigger event:

•	are deemed to be transferred with such shares of common stock;

•	are not exercisable; and

•	are also issued in respect of future issuances of common stock;

shall be deemed not to have been distributed for the purposes of the anti-dilution adjustments described above (and no adjustment to the exercise price or the number of Warrants will be made) until the occurrence of the earliest trigger event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if required) shall be made.

If any such right or warrant is subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (subject in all respects to the restrictions set forth below).

In addition, except as set forth below, in the event of any distribution (or deemed distribution) of rights or warrants, or any trigger event or other event (of the type described in the immediately preceding paragraph) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the exercise price and the number of Warrants was made (including any adjustment contemplated below):

(i)	in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by the holders thereof, the exercise price and the number of Warrants shall be readjusted upon such final redemption or repurchase to give effect to such distribution or trigger event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of our common stock with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of our common stock as of the date of such redemption or repurchase; and

(ii)	in the case of such rights or warrants that shall have expired or been terminated without exercise by the holders thereof, the exercise price and the number of Warrants shall be readjusted as if such rights and warrants had not been issued.

If a shareholder rights plan under which any rights are issued provides that each share of our common stock issued upon exercise of Warrants at any time prior to the distribution of separate certificates representing such rights shall be entitled to receive such rights, prior to the separation of such rights from our common stock, the exercise price and the number of Warrants shall not be adjusted. If, however, prior to any exercise of a Warrant, such rights have separated from our common stock, the exercise price and the number of Warrants shall be adjusted at the time of separation as if we dividended or distributed to all holders of our common stock, our capital stock, evidences of our indebtedness, certain rights or warrants to purchase our securities or other of our assets as described in the preceding paragraph, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Other Adjustments if Net Share Settlement Applies

To the extent net share settlement applies to the exercise of any Warrant, our Board of Directors may make certain appropriate adjustments to the amount of cash or number of shares of common stock, as the case may be, due upon exercise of the Warrant, as may be necessary or appropriate to effectuate the intent of the anti-dilution adjustments specified in the Warrant Agreements and to avoid unjust or inequitable results as determined in its good faith judgment, to account for any adjustment to the exercise price and the number of Warrants, or any event requiring an adjustment to the exercise price and the number of Warrants where the record date or effective date (in the case of a subdivision or combination of our common stock) of the event occurs, during the period beginning on, and including, the exercise date and ending on, and including, the related settlement date.

Discretionary Adjustments

We may from time to time, to the extent permitted by law and subject to applicable rules of the New York Stock Exchange, decrease the exercise price and/or increase the number of Warrants by any amount for any period of at least 20 days. In that case, the Company shall give the holders of Warrants at least 15 days’ prior notice of such increase or decrease, and such notice shall state the decreased exercise price and/or increased number of Warrants and the period during which the decrease and/or increase will be in effect. We may make such decreases in the exercise price and/or increases in the number of Warrants, in addition to those set forth in the Warrant Agreements, as the our Board of Directors deems advisable, including to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Notice of Adjustments

Written notice of adjustments will be promptly provided to the holders of Warrants after any adjustment.

Reorganizations and Changes in Control

In the event of certain capital reorganizations, consolidations or mergers of the Company, holders of Warrants that have not been exercised or otherwise expired, terminated or cancelled will have the right to receive, upon exercise, the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of our common stock would have owned or been entitled to receive in connection with such event.

Amendment

The Warrant Agreements may be modified or amended without the consent of the holder of any Warrant, for the purposes of curing any ambiguity or correcting or supplementing any defective provision contained in the Warrant Agreements; provided that such modification or amendment does not adversely affect the interests of the holders of the Warrants in any respect.

The Warrant Agreements and any Warrants may be amended and noncompliance with any provision of the Warrant Agreements or the Warrants may be waived with the consent of the majority of the holders of such Warrants; provided that the consent of each affected holder of a Warrant is necessary for any amendment to:

•	change the expiration date;

•	increase the exercise price or decrease the number of Warrants (other than pursuant to the terms of the adjustment provisions described above);

•	impair the right to institute suit for the enforcement of any payment or delivery with respect to the exercise and settlement of any Warrant;

•	impair or adversely affect the exercise rights of holders of the Warrants, including any change to the calculation or payment of the Full Physical Share Amount or the Net Share Amount, as applicable;

•	deprive any holders of the Warrants of any economic rights, privileges or benefits that arise under or are provided pursuant to the Warrant Agreements and/or the Warrants;

•	reduce the percentage of Warrants outstanding necessary to modify or amend the Warrant Agreements or to waive any past default; and

•	reduce the percentage in Warrants outstanding required for any other waiver under the Warrant Agreements.

Warrant Agent

Under the Warrant Agreements, U.S. Bank, National Association is appointed as the warrant agent to act on our behalf in connection with the transfer, exchange, redemption, exercise and cancellation of the Warrants and is required to maintain a register of all registered holders of the Warrants. The warrant agent will receive a fee in exchange for performing these duties under the Warrant Agreements, will be reimbursed by us for certain expenses and will be indemnified by us for liabilities not involving negligence or willful misconduct or bad faith and arising out of its service as warrant agent.

Each global warrant will be deposited with, or on behalf of DTC, and will be registered in the name of DTC or a nominee of DTC, in each case for credit to the account of a direct or indirect participant in DTC. Owners of a beneficial interest in any global warrant are entitled to receive a warrant in definitive form not held by a depository or the warrant agent only if DTC has notified us that it is unwilling or unable to continue as depository for the global warrant or ceases to be a “clearing agency” under the Exchange Act (and, in each case, no successor depository is appointed within 90 days).

Governing Law

The Warrants and the Warrant Agreements will be governed by New York law.

Transfer Restrictions

A description of the transfer restrictions applicable to the Warrants is set forth in the section entitled “Description of Our Capital Stock—Certain Provisions of Our Certificate of Incorporation and Bylaws—Transfer Restrictions” in the prospectus dated November 17, 2010 filed by the Registrant pursuant to the Securities Act of 1933, as amended, which prospectus constitutes a part of the Registrant’s Registration Statement on Form S–1 (Registration No. 333-168919), initially filed with the Securities and Exchange Commission on August 18, 2010.

Item 2.	Exhibits.

A list of exhibits filed with this registration statement on Form 8-A is set forth in the Exhibit Index and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 20, 2011	GENERAL MOTORS COMPANY

	By:	/s/ Nick S. Cyprus
	Name:	Nick S. Cyprus
	Title:	Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

The following documents are filed as exhibits to this registration statement.

Exhibit Number	Description of Documents
3.1	Restated Certificate of Incorporation of General Motors Company dated December 7, 2010, incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K of General Motors Company filed December 13, 2010

3.2	Bylaws of General Motors Company, dated March 15, 2011, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of General Motors Company filed March 21, 2011

4.1	Amended and Restated Warrant Agreement, dated as of October 16, 2009, between General Motors Company and U.S. Bank National Association, including Form of Warrant Certificate attached as Exhibit D thereto, relating to warrants with a $30 original ($10 after stock split) exercise price and a July 10, 2016 expiration date, incorporated herein by reference to Exhibit 10.29 to the Annual Report on Form 10-K of General Motors Company filed April 7, 2010

4.2	Amended and Restated Warrant Agreement, dated as of October 16, 2009, between General Motors Company and U.S. Bank National Association, including Form of Warrant Certificate attached as Exhibit D thereto, relating to warrants with a $55 original ($18.33 after stock split) exercise price and a July 10, 2019 expiration date, incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K of General Motors Company filed April 7, 2010